106 South Main St.
Suite 1100
Akron, Ohio 44308
VORYS
Vorys, Sater, Seymour and Pease LLP	330.208.1000 | www.vorys.com
Legal Counsel
Founded 1909
J. Bret Treier
Direct Dial (330) 208-1015
Direct Fax (330) 208-1066
Email jbtreier@vorys.com
November 15, 2010
VIA ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Justin Dobbie

Re:	Farmers National Banc Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed October 12, 2010 File No. 333-167177
Dear Mr. Dobbie:
     This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided in your letter dated November 5, 2010, related to Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (Registration No. 333-167177) (the “Registration Statement”) filed by Farmers National Banc Corp. (the “Corporation”) relative to its proposed rights offering. The following paragraphs include each of your comments numbered to match the corresponding comment in your letter followed by the Corporation’s response.
Columbus | Washington | Cleveland | Cincinnati | Alexandria | Akron | Houston

VORYS
Legal Counsel
U.S. Securities and Exchange Commission
November 15, 2010

Amendment No. 1 to Registration Statement on Form S-1
Cover Page of Prospectus
1.	We note your response to our prior comment 1. Please confirm that you do not intend to use the prospectus prior to the effective date of the registration statement. In the alternative, please confirm that you will disclose the number of shares of common stock being offered in an amendment filed prior to use of the prospectus. Refer to Rule 430 of the Securities Act.
Response:
     In response to the Staff’s comment, the Corporation does not anticipate distributing a preliminary prospectus other than to a limited number of potential standby investors, all of whom are anticipated to be accredited investors. Only the final prospectus will be disseminated more broadly to potential investors in the rights offering. Under the circumstances, the Corporation submits that its proposed use of a preliminary prospectus, that does not contain share numbers, is consistent with the requirements of Rule 430 under the Securities Act of 1933, as amended (the “Act”).
     Rule 430 allows the use of a preliminary prospectus which “contains substantially the information required by the Act and the rules and regulations thereunder. . . except for the omission of information with respect to the offering price, underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices, or other matters dependent upon the offering price.” In the present situation, the Corporation has determined to seek up to $15,000,000 in additional capital, but the number of common shares necessary to allow it to raise that amount of capital will depend on the offering price. In turn, as disclosed on pages 16 and 39 of the amended Registration Statement, the negotiations that the Corporation expects to have with prospective standby investors are one of the key factors that will be used in determining the offering price.
     As reflected on the cover page of the amended Registration Statement, the Corporation proposes to include language on the cover page of any preliminary prospectus indicating that it is seeking up to $15,000,000 through the sale of common shares in the offering. The Company understands that the Staff has previously permitted the use of a preliminary prospectus disclosing the overall dollar size of an equity offering, without disclosing the number of shares to be offered. Even if the Staff has determined that it will no longer allow this practice generally, the Corporation believes that in a situation like this one, where the preliminary prospectus will be circulated to a limited number of potential standby investors who will play an important role in determining the offering price, the number of common shares to be offered should continue to be regarded as information that may be omitted from a preliminary prospectus under Rule 430.

VORYS
Legal Counsel
U.S. Securities and Exchange Commission
November 15, 2010

2.	You state that you propose to sell shares to standby investors “following the completion of this offering.” Please tell us if you plan to complete this standby offering pursuant to an exemption from registration. If so, please explain why you believe such an exemption is available.
Response:
     In response to the Staff’s comment, the Corporation has revised the disclosure on the cover page of the amended Registration Statement to clarify that the sale of shares to standby investors will be made following the completion of the rights offering to the Corporation’s current shareholders. As indicated on pages 16 and 35 of the amended Registration Statement, because the Corporation’s governing documents currently provide shareholders with preemptive rights, the Corporation must complete the rights offering prior to selling any of the remaining registered common shares to standby investors. All common shares sold to standby investors will be registered on the Registration Statement and sold to standby investors at the same price as offered to the Corporation’s current shareholders in the rights offering. The 2,053,126 shares being made available to standby investors are treasury shares, which may be issued without compliance with the preemptive rights described above.
Prospectus Summary, page 1
3.	Please include a recent developments section that discusses your third quarter 2010 results. In your discussion, please address asset quality, including non-performing loans and allowance for loan losses, as compared to prior periods. Please also discuss the number of loans whose terms have been extended but are not characterized as non-performing loans or troubled debt restructuring.
Response:
     The Corporation notes that since the time it filed Amendment No.1, the Corporation has filed its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010, which includes the information requested by the Staff’s comment. Consequently, in response to the Staff’s comment, the Company has updated the disclosure provided under the caption “WHERE YOU CAN FIND MORE INFORMATION” (page 52 of the amended Registration Statement) to incorporate by reference into the Registration Statement the Corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010. In addition, the Corporation notes that it does not have any loans not characterized as non-performing or troubled debt restructuring with terms that have been extended.

VORYS
Legal Counsel
U.S. Securities and Exchange Commission
November 15, 2010

Our Capital Requirements, page 5
4.	Please update your disclosure to include September 30, 2010 capital ratios. Please also discuss what actions you have taken to date to comply with your agreement with the OCC regarding minimum capital requirements.
Response:
     In response to the Staff’s comment, the Corporation has revised the disclosure provided under the caption “PROSPECTUS SUMMARY — Our Capital Requirements” (page 5 of the amended Registration) to include the Corporation’s updated capital ratios as of September 30, 2010 and to describe the actions the Corporation has taken since February 2010 to help it meet the Office of the Comptroller of the Currency’s individual minimum capital requirements.
Standby Purchase Agreements, page 42
5.	You state the obligations of the standby investors are subject to certain conditions. Please disclose all such conditions.
Response:
     In response to the Staff’s comment, the Corporation has revised the disclosure provided under the caption “STANDBY PURCHASE AGREEMENTS” (pages 45 of the amended Registration Statement) to disclose all conditions to the obligations of any standby investors to purchase the Corporation’s common shares.
Use of Proceeds, page 43
6.	We note your response to our prior comment 4. Please quantify the approximate amount of proceeds intended to be used for each purpose.
Response:
     In response to the Staff’s comment, the Corporation has revised the disclosure provided under the captions “PROSPECTUS SUMMARY — Our Capital Requirements” (page 5 of the amended Registration Statement) and “USE OF PROCEEDS” (page 45 of the amended Registration Statement) to disclose the approximate amount of proceeds the Corporation intends to use for each purpose.

VORYS
Legal Counsel
U.S. Securities and Exchange Commission
November 15, 2010

Closing
     Prior to requesting acceleration of the Registration Statement, the Corporation will provide to the Commission a letter under separate cover stating that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Corporation may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Corporation believes that the foregoing explanations and proposed revisions are responsive to your comments. If you need any additional information, please contact me at (330) 208-1015.

Sincerely,
/s/ J. Bret Treier

J. Bret Treier

JBT/cra
Enclosure